McGuireWoods LLP

One James Center

901 East Cary Street

Richmond, Virginia 23219-4030

Main Telephone (804) 775-1000

Main Fax (804) 775-1061

January 26, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Apple REIT Seven, Inc.

Post-Effective Amendment No. 3 to Form S-11

Registration No. 333-125546

Gentlemen:

On behalf of Apple REIT Seven, Inc. (the “Company”), we are hereby making an EDGAR filing of Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (Registration No. 333-125546).

This Post-Effective Amendment is being filed solely in response to the Company’s undertaking in Item 37 of its Form S-11, as amended. As part of that undertaking, the Company consolidates its “sticker supplements” into a post-effective amendment every three months.

Please note that the Company’s Post-Effective Amendment contains updated information for purposes of Part I to the Company’s Registration Statement. Specifically, such updated information in Part I consists of (i) a cross-reference sheet after the cover page, (ii) an updated and cumulative sticker supplement before the original base prospectus, and (iii) prospectus supplement no. 7 (cumulative, replacing all prior supplements), together with supplement nos. 8 through 14, which are located after the base prospectus and before Part II of the Registration Statement.

The Company plans to consolidate all of its prospectus supplements into a single prospectus supplement in its next three-month post-effective amendment, to be filed pursuant to the undertaking in Item 37 of its Form S-11.

Should you have any questions regarding this filing, please contact the undersigned at (804) 775-1029.

Very truly yours,

/s/ Martin B. Richards
Martin B. Richards